Exhibit 99.52

FIRE & FLOWER HOLDINGS CORP.

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of the shareholders of Fire & Flower Holdings Corp. (the “Corporation”) held on June 15, 2020 (the “Meeting”).

1.	Fixing the Number of Directors to be Elected at the Meeting

By a vote by way of ballot, the resolution fixing the number of directors of the Corporation to be elected at the Meeting at seven (7) was passed.

Votes For	%	Votes Against	%
45,814,682	99.90	43,926	0.10

2.	Election of Directors

By a vote by way of ballot, the following were the results of the election of directors of the Corporation to serve until the end of the next annual meeting of shareholders.

Nominee	Votes For	%	Votes Withheld	%
Harvey Shapiro	42,370,576	92.39	3,487,982	7.61
Trevor Fencott	45,824,738	99.93	33,820	0.07
Norman Inkster	45,822,688	99.92	35,920	0.08
Sharon Ranson	45,817,458	99.91	41,100	0.09
Donald Wright	45,786,458	99.84	72,100	0.16
Avininder Grewal	37,979,584	82.82	7,879,024	17.18
Jeremy Bergeron	0	0.00	45,858,608	100.00
Stéphane Trudel	45,858,608	100.00	0	0.00

As such Harvey Shapiro, Trevor Fencott, Norman Inkster, Sharon Ranson, Donald Wright, Avininder Grewal and Stéphane Trudel were elected as directors of the Corporation to serve until the end of the next annual meeting of shareholders.

3.	Appointment of Auditors

By a vote by way of ballot, the resolution appointing PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and authorizing the board of directors of the Corporation to fix the auditors’ remuneration and terms of engagement was passed.

Votes For	%	Votes Withheld	%
45,912,673	99.98	8,900	0.02

4.	Approval of Conversion Resolution

By a vote by way of ballot, the resolution approving the issuance of 8,200 8.0% $1,000 principal amount of secured convertible debentures of the Corporation upon the exchange of 8,200 subscription receipts and the issuance of up to 16,400,000 common shares of the Corporation (“Common Shares”) upon due conversion of the principal amount of such convertible debentures as set out in the Circular was passed.

Votes For	%	Votes Against	%
45,768,669	99.80	89,939	0.20

5.	Approval of Interest Settlement Resolution

By a vote by way of ballot, the resolution approving the proposed issuance of up to 5,650,000 Common Shares in satisfaction of certain interest payable on up to 28,000 8.0% $1,000 principal amount secured convertible debentures of the Corporation as set out in the Circular was passed.

Votes For	%	Votes Against	%
45,759,244	99.78	99,364	0.22

DATED this 15th day of June, 2020.

FIRE & FLOWER HOLDINGS CORP.

Per:	“Matthew Anderson”
Matthew Anderson
Corporate Secretary